Exhibit 99.1

EXECUTION VERSION

PROCAPS GROUP, S.A.

SECURED CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

This Secured Convertible Note Subscription Agreement (this “Agreement”) is made as of November 29, 2024 by and between Procaps Group, S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9 rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies’ Register (Registre de Commerce et des Sociétés, Luxembourg) under number B253360 (the “Company”) and Hoche Partners Pharma Holding S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg with its registered office at 58, rue Charles Martel, L-2134 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) under number B206416 (the “Subscriber”).

RECITALS

The Company desires to issue and sell, and the Subscriber desires to subscribe for and purchase, secured convertible notes in substantially the form attached to this Agreement as Exhibit A (each a “Note” and collectively, the “Notes”) which shall be Convertible (as defined below) on the terms stated herein and therein into (i) ordinary shares of the Company, each having a nominal value of $0.01 per share (“Ordinary Shares”) and (ii) the Warrant (as defined below).

AGREEMENT

In consideration of the premises, the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Issuance and Subscription of the Notes:

1.1 Sale, Issuance and Subscription of the Notes. Subject to the terms and conditions of this Agreement, the Subscriber agrees to subscribe for and purchase, and the Company agrees to issue and sell to the Subscriber, an aggregate amount of up to $40,000,000.00 in Notes. The purchase price of each Note shall be equal to 100% of the principal amount of such Note. Articles 470-1 to 470-19 of the Luxembourg law of 10 August 1915 on commercial companies, as amended from time to time shall not apply to the Notes. The Notes are governed by the terms of this Agreement.

(a) Initial Note. Subject to the terms and conditions of this Agreement, the Subscriber agrees to subscribe for and purchase, at the Initial Closing (as defined below), and the Company agrees to issue and sell to the Subscriber, at the Initial Closing, a Note (the “Initial Note”) in the principal amount of $20,000,000.00 (the “Initial Note Loan Amount”).

(b) Second Note. Subject to the terms and conditions of this Agreement, the Subscriber agrees to subscribe for and purchase, at the Second Closing (as defined below), and the Company agrees to issue and sell to the Subscriber, at the Second Closing, a Note (the “Second Note”) in the principal amount of $20,000,000.00 (the “Second Note Loan Amount”); provided that in the event that third-party accredited investors (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act) in the Company Equity Raise (as defined below) subscribe for and purchase Ordinary Shares in an aggregate amount in excess of $35,000,000.00 (such amount in excess of $35,000,000.00, the “Excess Amount”), and fully fund such investment into the Company prior to December 27, 2024, then the Subscriber shall have the option (but not the obligation) to reduce the Second Note Loan Amount by an amount not to exceed the Excess Amount, exercisable by providing written notice to the Company of its election to reduce the Second Note Loan Amount on or prior to December 29, 2024. For the avoidance of doubt, in the event the Excess Amount is equal to or greater than $20,000,000.00, the Subscriber may, at its sole discretion, opt to not purchase the Second Note by providing prior written notice to the Company as set forth in the immediately preceding sentence.

(c) Registration of the Notes. Each Note shall be issued only in registered form, and the name and address of the Subscriber shall be entered into the Company’s Notes register by the Company.

1.2 Closing; Delivery.

(a) The subscription and purchase, and the sale and issuance of the Initial Note shall take place at the offices of Greenberg Traurig, P.A., 333 S.E. 2nd Avenue, Suite 4400, Miami, FL 33131, at 10:00 a.m. eastern time, on the date hereof, or at such other time and place as the Company and the Subscriber mutually agreed upon in writing (which time and place are designated as the “Initial Closing”), upon the physical or electronic exchange among the parties and their counsel of all documents and deliverables required under this Agreement.

(b) In the event that (A) the Excess Amount is less than $20,000,000.00, or (B) the Excess Amount is greater than or equal to $20,000,000.00 and the Subscriber does not exercise its option to not purchase the Second Note in accordance with Section 1.1(b), the subscription and purchase, and the sale and issuance, of the Second Note shall take place at the offices of Greenberg Traurig, P.A., 333 S.E. 2nd Avenue, Suite 4400, Miami, FL 33131, at 10:00 a.m. eastern time, at such time and place as the Company and the Subscriber mutually agreed upon in writing, but in any event no later than December 31, 2024 (which time and place are designated as the “Second Closing”, and together with the Initial Closing, the “Closings” and each a “Closing”), upon the physical or electronic exchange among the parties and their counsel of all documents and deliverables required under this Agreement.

(c) At the Initial Closing (i) the Company shall issue and deliver to the Subscriber the Initial Note against (A) payment of the Initial Note Loan Amount by wire transfer of immediately available funds in U.S. dollars to a bank account designated by the Company in writing and (B) delivery of counterpart signature pages to this Agreement and the Initial Note; and (ii) the Company shall execute and deliver to the Subscriber a Maltese law governed pledge agreement in the form attached hereto as Exhibit B (the “Pledge Agreement”), pledging all of the Collateral (as defined below) in favor of the Subscriber.

(d) At the Second Closing (if any), the Company shall issue and deliver to the Subscriber the Second Note against (i) payment of the Second Note Loan Amount by wire transfer of immediately available funds in U.S. dollars to a bank account designated by the Company in writing and (ii) delivery of counterpart signature pages to the Second Note.

2. Defined Terms. In addition to the terms defined above (or elsewhere in this Agreement), the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Business Day” means any day except a Saturday, Sunday or any other day on which commercial banks in the Grand Duchy of Luxembourg, in New York, NY, or in Malta are authorized by law to close.

“Collateral” means all Crynssen Shares owned by the Company.

“Conversion” means the conversion of the Notes and all amounts of principal and interest outstanding thereunder into Ordinary Shares and the Warrant pursuant to Section 3 of this Agreement. The terms “Converted,” “Convertible,” “Convert,” and other forms of the word “Conversion” shall have correlative meanings.

“Conversion Amount” means, with respect to the Initial Note, the Initial Note Loan Amount, and with respect to the Second Note, the Second Note Loan Amount. For the avoidance of doubt, the Conversion Amount shall not include any capitalized or accrued and unpaid interest on the Notes.

“Conversion Event” means an Automatic Conversion Event or an Optional Conversion Event.

“Conversion Price” means (i) in the event no Triggering Event occurs, a conversion price per Ordinary Share of $0.75, or (ii) in the event any Triggering Event occurs, a conversion price per Ordinary Share of $0.50.

“Crynssen” means Crynssen Pharma Group Ltd, a private limited liability company registered and incorporated under the laws of Malta with company registration number C 59671 and registered address at Trident Park, Notabile Gardens, No. 2, Level 3, Mdina Road, Zone 2, Central Business District, Birkirkara, CBD 2010, Malta.

“Crynssen Shares” means the 2,904,145 ordinary shares in the issued share capital of Crynssen, with a nominal value of $1.00 per share, fully paid-up and duly registered in favor of the Company.

“Event of Default” means, with respect to each Note, any of the Events of Default set forth in such Note.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Governmental Authority” means any sovereign government or any political subdivision thereof, whether federal, state or municipal, any legislative or judicial body, or autonomous constitutional body and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“IFRS” means the International Financial Reporting Standards, as in effect from time to time.

“Judgment” means, with respect to any Person, any judgment, order, writ, award or decree of any Governmental Authority or arbitration tribunal applicable to such Person or any of its Subsidiaries or any of their respective properties or assets.

“Lien” means, with respect to any Person, mortgage, lien, security interest, guaranty, pledge, security endorsement, security interest, security trust, easement, security interest or other encumbrance, or any interest or title of any seller, lessor, creditor or other secured party to or from such Person under any conditional sale or other property retention or leaseback agreement, on or with respect to any property or assets of such Person (including in the case of shares, shareholder agreements, voting agreements in trusts and all similar agreements).

“Maturity Date” means June 30, 2025.

“Nasdaq” means The Nasdaq Stock Market LLC.

“Organizational Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs, including, as applicable, its articles of incorporation, by-laws, articles of association, memorandum of association, certificate of incorporation or similar corporate or organizational documents, as amended, supplemented or restated from time to time.

“Permitted Lien” means, with respect to any Person:

(a) in respect of the equity interests of any Subsidiary of such Person, Liens arising under such Subsidiary’s Organizational Documents or by the operation of law under the laws of the jurisdiction of incorporation or organization of such Subsidiary;

(b) any Lien for taxes, assessments or other governmental charges or levies, in each case the payment of which is not yet due or which is being contested in good faith by appropriate proceedings promptly initiated and diligently conducted and for which adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with IFRS;

(c) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other similar statutory Liens, in each case arising in the ordinary course of business for sums not yet due and payable or which are being contested in good faith by appropriate proceedings promptly initiated and diligently conducted and for which adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with IFRS;

(d) any Lien in favor of customs and revenue authorities to secure payment of custom duties in connection with the importation or exportation of goods;

(e) any Lien arising under any lease or hire purchase contract which would be treated as a “capital lease” under IFRS;

(f) Liens incurred or pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or retirement benefits;

(g) deposits made to secure the performance of bids, trade contracts and leases, statutory obligations, surety bonds, appeal bonds (whether in arbitration, judicial, administrative or tax procedures), performance bonds and other obligations of a like nature, in each case, up to $100,000, and which are incurred in the ordinary course of business and consistent with past practice and not incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property;

(h) any attachment or judgment Lien, unless the judgment it secures is not, within 60 days after the entry thereof, discharged or execution thereof stayed pending appeal, or is not discharged within 60 days after the expiration of such stay;

(i) leases, subleases, licenses or sub-licenses granted to others, easements, rights-of-way, zoning restrictions, minor defects or irregularities in title, encroachments and other similar charges or encumbrances, in each case incidental to, and not interfering with, the ordinary conduct of the business of the Company or any of its Subsidiaries, provided that such Liens do not, materially detract from the value of any such property;

(j) bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to cash and cash equivalents on deposit in one or more accounts maintained by the applicable Person, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank or banks with respect to cash management and operating account arrangements;

(k) any netting or set off arrangement under any hedging arrangement entered into by a Person in the ordinary course of its business, not for speculative purposes, and up to $100,000;

(l) any Lien on inventory and factoring of book debts or accounts receivable in connection with inventory financing, factoring and other similar arrangements entered into in the ordinary course of business, in each case, up to $100,000;

(m) Intentionally deleted;

(n) any Lien existing on property of a Person immediately prior to its being consolidated with or merged into the Company or a Subsidiary or its becoming a Subsidiary, or any Lien existing on any property acquired by the Company or any of its Subsidiaries at the time such property is so acquired; provided that in each case above, the Lien does not directly, or indirectly, cross-collateralize, or otherwise secure any other properties, interests or assets whatsoever of the Company or a Subsidiary; and

(o) Liens in favor of the Subscriber under the Pledge Agreement.

“Person” means any individual, corporation, partnership, trust, limited liability company, association, Governmental Authority or other entity.

“Registration Rights and Lock-Up Agreement” means that certain Registration Rights and Lock-Up Agreement of the Company, entered into on September 29, 2021, by and among the Company, the Subscriber and the other parties thereto, as amended, supplemented or restated from time to time.

“Securities” means the Notes, the Ordinary Shares issuable upon Conversion, including the additional Ordinary Shares issuable pursuant to Section 3.7, the Warrant issuable upon Conversion and the Ordinary Shares issuable upon the exercise of the Warrant.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, as to any Person, any other Person in which such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries owns sufficient equity or voting interests to enable it or them (as a group) ordinarily, in the absence of contingencies, to elect a majority of the directors (or Persons performing similar functions) of such second Person, and any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such first Person or one or more of its Subsidiaries or such first Person and one or more of its Subsidiaries (unless such partnership or joint venture can and does ordinarily take major business actions without the prior approval of such Person or one or more of its Subsidiaries). The term “Subsidiaries” shall have a correlative meaning.

“Transaction Documents” means this Agreement, the Notes, the Pledge Agreement, the Subscription and Conversion Form executed upon Conversion, the Warrant issuable on Conversion and the other documents referred to herein.

“Triggering Event” means: (a) the Company is finally delisted from Nasdaq or (b) the trading of the Ordinary Shares on Nasdaq is suspended (even if temporarily for any period of time and later reinstated), in each case of (a) and (b), exclusively as a result of either:

(i) the Company’s failure to file its Annual Report on Form 20-F for the year ended December 31, 2023, as stated on the notice received by the Company on November 13, 2024 from the Listing Qualifications Department of Nasdaq, within any extended time period granted by the Nasdaq Hearings Panel; or

(ii) the Company being in violation of any applicable Nasdaq Listing Rule and receiving any delinquency notice from Nasdaq prior to December 31, 2026, as a result of any actions taken by management or the board of directors of the Company prior to the Effective Date.

For the avoidance of doubt, a Triggering Event shall not include or be deemed to occur in connection with any temporary trading halt that may be imposed by Nasdaq as a result of a major news announcement or stock price fluctuations, imbalance of buy and sell orders, or any stock price circuit breakers.

“Warrant” means the Ordinary Share Purchase Warrant issued to the Subscriber upon Conversion in the form attached hereto as Exhibit C.

“Warrant Amount” means the face value of the Warrant.

3. Conversion. The Notes will be Convertible into Ordinary Shares and the Warrant pursuant to this Section 3.

3.1 General Terms of Conversion. Subject to the terms of this Agreement, upon the occurrence of a Conversion Event, all Note Obligations outstanding with respect to each Note shall become immediately due and payable on the same day as the occurrence of such Conversion Event, and all such Note Obligations shall be settled, upon Conversion, by way of set-off against the subscription price for the Ordinary Shares pursuant to Section 3.4 and the Warrant pursuant to Section 3.5, in accordance with the provisions of the Luxembourg law of 10 August 1915 on commercial companies, as amended and in particular its Article 420-27.

3.2 Automatic Conversion. In the event the Notes have not Converted at the option of the Subscriber pursuant to Section 3.3 hereof, the Notes shall be automatically Converted into Ordinary Shares pursuant to Section 3.4 and the Warrant pursuant to Section 3.5 on the date on which the aggregate amount of Ordinary Shares purchased by third-party investors in the Company Equity Raise (as defined below) totals or surpasses $35,000,000.00 (an “Automatic Conversion Event”).

3.3 Conversion by Subscriber. In the event the Notes have not automatically Converted pursuant to Section 3.2 hereof, the Subscriber may, at its sole and exclusive option, Convert all, but not less than all, of the Notes into Ordinary Shares pursuant to Section 3.4 and the Warrant pursuant to Section 3.5, at any time prior to the fifth (5th) Business Day immediately preceding the Maturity Date by providing the Company written notice of the Subscriber’s election to Convert the Notes (an “Optional Conversion Event”).

3.4 Conversion into Ordinary Shares. The number of Ordinary Shares to be issued upon Conversion of the Notes shall be equal to the quotient obtained by dividing (i) the Conversion Amount of the Notes by (ii) the Conversion Price, rounded down to the nearest whole share.

3.5 Conversion into Warrant. Upon Conversion of the Notes, the Company shall issue a Warrant to the Subscriber for a Warrant Amount equal to the product obtained by multiplying (i) the Conversion Amount by (ii) by 0.25. Notwithstanding anything to the contrary contained herein, the Notes shall only Convert into the Warrant in the event that either (a) the Second Closing has been consummated and the Second Note has been issued to the Subscriber against payment of the Second Note Loan Amount, or (b) the Excess Amount is greater than or equal to $20,000,000.00 and the Subscriber exercises its option to not purchase the Second Note in accordance with Section 1.1(b) (each of (a) and (b), a “Warrant Condition”).

3.6 Mechanics and Effect of Conversion.

(a) As soon as reasonably practicable, but in any event no later than five (5) Business Days following a Conversion Event:

(i) the Subscriber shall: (A) execute and deliver to the Company a subscription and conversion form, in the form attached to this Agreement as Exhibit D (the “Subscription and Conversion Form”); and (B) surrender the Note, duly endorsed, at the principal offices of the Company or any transfer agent of the Company; and

(ii) the Company shall, at its expense, (A) issue the number of Ordinary Shares to which the Subscriber is entitled upon Conversion pursuant to Section 3.4 (it being understood that an amount of $0.01 of the per Ordinary Share conversion price shall be allocated to the share capital of the Company), together with the Warrant pursuant to Section 3.5, to the Subscriber by way of a capital increase to be resolved by means of the authorized share capital of the Company to be authorized and approved by the board of directors of the Company (the “Board Decision”); (B) deliver, or caused to be delivered, to the Subscriber a copy of the records of the transfer agent for the Company, showing the Subscriber as the owner of such Ordinary Shares to which the Subscriber is entitled upon Conversion pursuant to Section 3.4; and (C) register the Subscriber in the register of shareholders of the Company as the owner of the Ordinary Shares issued upon Conversion pursuant to Section 3.4, and update the Notes register of the Company accordingly.

(b) Notwithstanding the foregoing, in the event a Conversion Event occurs prior to the satisfaction of any Warrant Condition, the Company shall issue the Warrant to the Subscriber under the authorized share capital of the Company to be resolved upon in the Board Decision, as soon as reasonably practicable, but in any event no later than three (3) Business Days, following the satisfaction of the Warrant Condition.

(c) Upon Conversion, the Company will be forever released from all of its obligations and liabilities under the Notes, including with regard to the outstanding principal amount and accrued interest thereunder.

(d) Upon Conversion, the security interests granted herein and under the Notes shall automatically terminate, and the parties shall comply with the provisions of Section 12 and the terms of the Pledge Agreement to (i) terminate Pledge Agreement, (ii) terminate all securities interests granted under the Pledge Agreement, and (iii) revert all Collateral to the Company.

3.7 Adjustment to Conversion of Ordinary Shares. If a Triggering Event occurs after the date the Notes have Converted, the Company shall issue to the Subscriber an additional number of Ordinary Shares equal to the difference between (i) the Conversion Amount divided by $0.50, and (ii) the number of Ordinary Shares previously issued upon Conversion.

4. Use of Proceeds. The proceeds from the sale of the Notes shall be used for the payment of existing indebtedness, working capital and other general corporate purposes of the Company and its Subsidiaries.

5. Security Interests. As collateral security for all accrued and unpaid principal and interest due and owing under the Notes and performance of the Company’s obligations under the Notes (the “Note Obligations”), for so long as any Note Obligations remain outstanding, the Company hereby grants in favor of the Subscriber a Lien on and a first priority security interest in all of its right, title and interest in, to and under the Collateral by executing and delivering the Pledge Agreement at the Initial Closing, pursuant to which, the Company shall pledge all of its right, title and interest in, to and under the Collateral now owned by it, and undertakes to pledge any additional shares in the issued share capital of Crynssen, issued in favor of, or at any time hereafter acquired by, the Company, in accordance with and subject to the terms of the Pledge Agreement. The Company shall, from time to time, at its expense, promptly execute and deliver all further instruments, documents and notices and take all further action that the Subscriber reasonably requests in order to create, perfect and protect any security interests in the Collateral granted herein, or to enable the Subscriber to exercise and enforce its rights and remedies hereunder, under the Notes or under the Pledge Agreement with respect to any Collateral.

6. Representations and Warranties of the Company. The Company hereby represents and warrants to the Subscriber as follows:

6.1 Organization. The Company is a public limited liability company (société anonyme), duly incorporated and validly existing under the laws of the Grand Duchy of Luxembourg. Each of the Company’s Subsidiaries is an entity duly incorporated or otherwise organized, validly existing under the laws of the jurisdiction of its incorporation or organization. Each Subsidiary of the Company has the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.

6.2 Authorization. The Company has corporate power and authority to execute this Agreement and the other Transaction Documents to which it is a party, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the performance by the Company of its obligations hereunder and thereunder and the consummation of the transactions provided for herein and therein have been duly and validly authorized, including by all necessary corporate action. This Agreement, the Pledge Agreement and the Notes, when executed and delivered by the Company and the other parties thereto, and the Warrant, when issued and delivered by the Company upon Conversion, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

6.3 No Conflicts. The execution by the Company of this Agreement and the other Transaction Documents to which it is a party, the performance by the Company of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby do not and, at each Closing, will not (a) conflict with or violate any provision of the Company’s or any of its Subsidiaries’ Organizational Documents, (b) result in a breach of or constitute a default under, give to others any right of termination, amendment, acceleration or cancellation of, result in triggering any payment or other obligations pursuant to, any note, bond, mortgage, contract, confidentiality agreement or similar agreement, lease, license, or other agreement to which the Company or any of its Subsidiaries is a party or by which the Company’s or any of its Subsidiaries’ properties or assets are bound or affected, or (c) violate or conflict with, constitute a breach of or default under, any Judgment to which the Company or any of its Subsidiaries is a party or by which the Company’s or any of its Subsidiaries’ properties are bound; except, in the cases of each of items (b) and (c) above, for any conflict, violation, breach, default, termination, amendment, acceleration, cancellation, right or Lien which, individually or in the aggregate, would not materially and adversely affect the Company and its Subsidiaries, taken as a whole, or materially impair the Company’s ability to consummate the transactions contemplated hereby.

6.4 Valid Issuance of Ordinary Shares. The Ordinary Shares issuable upon Conversion (including any adjustments thereto pursuant to Section 3.7) and upon the exercise of the Warrant have been duly authorized and, when issued upon Conversion or the exercise of the Warrant, will be validly issued, fully paid and non-assessable, free and clear of any Liens (other than Liens imposed by the Organizational Documents of the Company, the Registration Rights and Lock-Up Agreement and applicable securities laws, or created by the Subscriber).

6.5 Title to Collateral. The Company has good and marketable title to the Collateral, free and clear of all Liens (other than Liens imposed by the Organizational Documents of Crynssen, the Transaction Documents and applicable securities laws). The Subscriber’s interest in the Collateral will be senior and prior to the interest of any other Person. No financing statement, security agreement, pledge, mortgage or similar or equivalent document or instrument covering all or part of the Collateral is on file or of record in any jurisdiction in which such filing or recording would be effective to perfect or record a Lien on such Collateral, other than pursuant to the Transaction Documents. The Collateral comprises all of the issued and outstanding share capital of Crynssen.

6.6 Consents, Filings and Approvals. Assuming the accuracy of the representations made by the Subscribers in Section 7 of this Agreement, other than any filing or registration requirements pursuant to Section 5 and the Pledge Agreement, no consent, approval, notification, authorization or order of, or declaration, filing or registration with any Governmental Authority is required to be obtained or made by or with respect to the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party, the consummation of the transactions contemplated hereby and thereby or the grant by the Company of the Lien granted hereby on the Collateral, except for cases where the failure to obtain (or give or make, as applicable) such consent, approval, notification, authorization, order, declaration, filing or registration, individually or in the aggregate, would not materially and adversely affect the Company and its Subsidiaries, taken as a whole, or the Company’s ability to consummate the transactions contemplated by this Agreement and the other Transaction Documents to which the Company is a party. Except as may have already been obtained or will be obtained prior to the applicable Closing, or as may be required under the Securities Act, Exchange Act, the listing rules of Nasdaq or state securities laws, no material notices to, filings with, or authorizations, consents or approvals of any Governmental Authority are necessary for the execution, delivery or performance by the Company of this Agreement and the other Transaction Documents to which it is a party, or the consummation by it of the transactions contemplated hereby and thereby.

6.7 No Finder’s Fee. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Documents based upon arrangements made by or on behalf of the Company or any of its Affiliates.

6.8 Subsidiaries. The Schedule 6.8 contains (except as noted therein) complete and correct lists of the Company’s Subsidiaries as of the date of this Agreement, showing, as to each Subsidiary, the name thereof, the jurisdiction of its organization, and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Company and its Subsidiaries. All of the outstanding shares of capital stock or similar equity interests of each Subsidiary shown in Schedule 6.8 as being owned by the Company and its Subsidiaries have been validly issued, are fully paid and non-assessable, and are free and clear of any Liens, other than Permitted Liens.

7. Representations and Warranties of the Subscriber. The Subscriber hereby represents and warrants to the Company as follows:

7.1 Organization. The Subscriber is a public limited liability company (société anonyme), duly incorporated and validly existing under the laws of the Grand Duchy of Luxembourg.

7.2 Authority Execution. The Subscriber has corporate power and authority to execute this Agreement and the other Transaction Documents to which it is a party, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and performance by the Subscriber of this Agreement and the other Transaction Documents to which it is a party, the performance by the Subscriber of its obligations hereunder and thereunder and the consummation of the transactions provided for herein and therein have been duly and validly authorized, including by all necessary corporate action. This Agreement and the other Transaction Documents to which the Subscriber is a party, when executed and delivered by the Subscriber and the other parties thereto, shall constitute valid and legally binding obligations of the Subscriber, enforceable against the Subscriber in accordance with its terms except (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

7.3 No Conflicts. The execution by the Subscriber of this Agreement and the other Transaction Documents to which it is a party, the performance by the Subscriber of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby do not and, at each Closing, will not (a) conflict with or violate any provision of its Organizational Documents, (b) result in a breach of or constitute a default under, give to others any right of termination, amendment, acceleration or cancellation of, result in triggering any payment or other obligations pursuant to, any note, bond, mortgage, contract, confidentiality agreement or similar agreement, lease, license, or other agreement to which the Subscriber is a party or by which the Subscriber’s properties or assets are bound or affected, or (c) violate or conflict with, constitute a breach of or default under, any Judgment to which the Subscriber is a party or by which the Subscriber or any of its properties are bound; except, in the cases of each of items (b) and (c) above, for any conflict, violation, breach, default, termination, amendment, acceleration, cancellation, right or Lien which, individually or in the aggregate, would not materially and adversely affect the Subscriber and its Subsidiaries, taken as a whole, or materially impair the Subscriber’s ability to consummate the transactions contemplated hereby.

7.4 Own Account. This Agreement is made with the Subscriber in reliance upon the Subscriber’s representation to the Company, which by the Subscriber’s execution of this Agreement, the Subscriber hereby confirms, that the Securities to be acquired by the Subscriber will be acquired for investment for the Subscriber’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Subscriber further represents that the Subscriber does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Securities. The Subscriber is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. The Subscriber either has not been formed for the specific purpose of acquiring the Securities, or each beneficial owner of equity securities of or equity interests in the Subscriber is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

7.5 Restricted Securities. The Subscriber understands that the Securities have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber’s representations as expressed herein. The Subscriber understands that the Securities are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Subscriber must hold the Securities indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Subscriber acknowledges that the Company has no obligation to register or qualify the Securities for resale. The Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Securities, and on requirements relating to the Company which are outside of the Subscriber’s control, and which the Company is under no obligation and may not be able to satisfy.

7.6 No General Solicitation. The Subscriber, and its officers, directors, employees, agents, stockholders or partners have not either directly or indirectly, including through a broker or finder solicited offers for or offered or sold the Securities by means of any form of general solicitation or general advertising within the meaning of Rule 502 of Regulation D under the Securities Act or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act. The Subscriber acknowledges that neither the Company nor any other person offered to sell the Securities to it by means of any form of general solicitation or advertising within the meaning of Rule 502 of Regulation D under the Securities Act or in any manner involving a public offering within the meaning of Section 4(a)(2) of the Securities Act.

7.7 Legends. The Subscriber understands the Securities, and any Securities issued in respect thereof or exchange therefor, may bear one or all of the following legends:

(a) THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER SECURITIES ACT, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND NEITHER THE SECURITIES NOR ANY INTEREST THEREIN MAY BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR SUCH LAWS OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT AND SUCH LAWS WHICH, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, IS AVAILABLE.

(b) NEITHER THIS SECURITY NOR THE SECURITIES FOR WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

(c) Any legend required by the securities laws of any jurisdiction, including any state, to the extent such laws are applicable to the Securities or any Securities issued in respect thereof or exchange therefor.

7.8 Experience of Such Subscriber. The Subscriber, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. The Subscriber is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

7.9 Access to Information. The Subscriber has conducted its own independent investigation, review and analysis of the Company, including the Company’s business, results of operations, prospects, condition (financial or otherwise) and assets, and acknowledges that it has been provided (i) the opportunity to ask such questions as the Subscriber has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Securities and the merits and risks of investing in the Securities; (ii) adequate access to personnel, properties, assets, premises, books and records, and other documents, data and information about the Company and its financial condition, results of operations, business, properties, management and prospects (including, without limitation, information and reports on the Company’s internal investigation) sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that is necessary to make an informed investment decision with respect to the investment. The Subscriber acknowledges receipt of sufficient information upon which to base its decision to invest in the Company. The Subscriber has consulted, to the extent deemed appropriate by the Subscriber, with the Subscriber’s own advisers as to the financial, tax, legal, accounting, regulatory and related matters concerning an investment in the Securities and on that basis understands the financial, tax, legal, accounting, regulatory and related consequences of an investment in the Securities, and believes that an investment in the Securities is suitable and appropriate for the Subscriber.

7.10 Foreign Investors. If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Code), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Subscriber’s subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber’s jurisdiction.

7.11 Disqualification. The Subscriber represents that neither the Subscriber, nor any person or entity with whom Subscriber shares beneficial ownership of Company securities, is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under the Securities Act. The Subscriber also agrees to notify the Company if such Subscriber or any person or entity with whom the Subscriber shares beneficial ownership of Company securities becomes subject to such disqualifications after the date hereof (so long as the Subscriber or any such person beneficially owns any equity securities of the Company).

7.12 No Finder’s Fee. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Documents based upon arrangements made by or on behalf of the Subscriber or any of its Affiliates.

7.13 No Additional Representations.

(a) The Subscriber has conducted to its satisfaction its own independent investigation, review and analysis of, and reached its own independent conclusions regarding, the Company, its Subsidiaries, their businesses and their operations, assets, condition (financial or otherwise) and prospects. The Subscriber has been represented by, and had the assistance of, counsel in the conduct of its due diligence, the preparation and negotiation of this Agreement and the consummation of the transactions contemplated hereby.

(b) THE SUBSCRIBER ACKNOWLEDGES AND AGREES THAT (I) OTHER THAN THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN SECTION 6, NONE OF THE COMPANY OR ANY OF ITS AFFILIATES OR REPRESENTATIVES HAS MADE OR IS MAKING ANY REPRESENTATION OR WARRANTY TO THE SUBSCRIBER OR ANY OF THE SUBSCRIBER’S AFFILIATES OR THEIR RESPECTIVE REPRESENTATIVES, WRITTEN OR ORAL, EXPRESS OR IMPLIED, WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED UNDER THIS AGREEMENT and the other Transaction Documents, INCLUDING WITH RESPECT TO THE COMPANY OR ANY OF ITS Subsidiaries, THE SECURITIES, OR THE ASSETS OR LIABILITIES OF THE COMPANY AND ITS SUBSIDIARIES.

8. Conditions to the Subscribers’ Obligations at each Closing. The obligations of the Subscriber to the Company under this Agreement at each applicable Closing is subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived in writing by the Subscriber:

8.1 Representations and Warranties. The representations and warranties of the Company contained in Section 6 shall be true and correct in all material respects (or, to the extent representations or warranties are qualified by materiality, in all respects) as of such Closing.

8.2 Performance. The Company shall have performed and complied with all covenants and obligations contained in this Agreement that are required to be performed or complied with by the Company on or before the applicable Closing.

8.3 Qualifications. All authorizations, approvals or permits, if any, of any Governmental Authority that are required in connection with the lawful issuance, purchase and sale of the Securities pursuant to this Agreement shall be obtained and effective as of the applicable Closing.

9. Conditions of the Company’s Obligations at each Closing. The obligations of the Company to the Subscriber under this Agreement at each applicable Closing is subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived in writing by the Company:

9.1 Representations and Warranties. The representations and warranties of the Subscriber contained in Section 7 shall be true and correct in all material respects (or, to the extent representations or warranties are qualified by materiality, in all respects) as of such Closing.

9.2 Performance. The Subscriber shall have performed and complied with all covenants and obligations contained in this Agreement that are required to be performed or complied with by the Subscriber on or before the applicable Closing.

9.3 Qualifications. All authorizations, approvals or permits, if any, of any Governmental Authority that are required in connection with the lawful issuance, purchase and sale of the Securities pursuant to this Agreement shall be obtained and effective as of the applicable Closing.

10. Covenants of the Parties .

10.1 Company Equity Raise. The Subscriber (i) acknowledges that the Company is conducting a private offering of Ordinary Shares (at a price per Ordinary Share of no less than the Conversion Price) to “accredited investors,” as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, in a transaction that is, or series of transactions that are, exempt from registration under the Securities Act, for an aggregate investment of up to $100,000,000.00, net of the Initial Note Loan Amount and the Secondary Note Loan Amount (collectively, the “Company Equity Raise”), and (ii) agrees to assist and cooperate with the Company and to exercise best efforts to cause the consummation of the Company Equity Raise in the maximum investment amount possible, as promptly as practicable (but in any event no later than the Maturity Date), and in compliance with applicable U.S. federal and state securities laws and the laws of any other applicable jurisdictions.

10.2 Further Assurances. From time to time, as and when requested by any party hereto, the other party shall execute, or cause to be executed, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, including actions on or after each Closing, as such party may reasonably deem necessary or desirable to consummate the transactions contemplated hereby.

10.3 Limitations on Liens on the Collateral. So long as the Notes remain outstanding, the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, assume, incur or guarantee any indebtedness secured by a Lien upon the Collateral or any shares of capital stock or similar equity interests of any Subsidiary of the Company that is owned by the Company or its Subsidiaries, except for Permitted Liens or any Liens to which the Subscriber may give its prior written consent.

11. Remedies.

11.1 Event of Default. Upon the occurrence and during the continuance of an Event of Default with respect to any Note, the Subscriber may:

(a) declare the entire principal amount of such Note, together with all accrued interest thereon and all other amounts payable under such Note, immediately due and payable;

(b) exercise any or all of the rights and remedies provided in this Agreement, such Note and the Pledge Agreement; and

(c) exercise any or all of the rights and remedies available to a secured party under any applicable law when a debtor is in default under a security agreement.

If an Event of Default with respect to a Note has occurred and is continuing, the Subscriber shall apply the proceeds of any collection, enforcement, sale or other disposition of, or other realization upon, all or any part of the Collateral, first, to accrued interest under such Note and second, to the payment of the principal amount outstanding under such Note.

11.2 Specific Performance. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Subscriber and the Company will be entitled to specific performance under this Agreement. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations contained in this Agreement and hereby agree to waive and not to assert in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

12. Release of Collateral. The Subscriber agrees that upon the earlier of the (a) payment in full of the Note Obligations and (b) Conversion of the Notes (each of (a) and (b), a “Security Interest Termination Event”), the security interests granted herein shall automatically terminate and the parties shall take all actions set forth in the Pledge Agreement to terminate the Pledge Agreement, terminate all securities interests granted under the Pledge Agreement, and revert all Collateral to the Company. The Subscriber further agrees that upon such termination of the security interests or release of any Collateral, the Subscriber shall execute and deliver to the Malta Business Registry a statutory form T(3), duly executed in manuscript, by no later than two (2) Business Days following the date of a Security Interest Termination Event, and such other documents as the Company shall reasonably request to evidence and effect the termination of the security interests in, or the release of, such Collateral, as the case may be, including all deliverables to be provided by the Subscriber pursuant to the terms of the Pledge Agreement, it being agreed that the Subscriber shall deliver such documents no later than two (2) Business Days following the Company’s request.

13. Miscellaneous.

13.1 Survival of Warranties; Breach. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and the Subscriber contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and each applicable Closing.

13.2 Limitations.

(a) Without in any way limiting the representations and warranties set forth in this Agreement, and subject to the Registration Rights and Lock-Up Agreement, the Subscriber agrees not to make any sale, pledge or transfer (“Transfer”) of all or any portion of the Securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 7 hereof and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) the Subscriber has (A) notified the Company of the proposed disposition; (B) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

(b) Notwithstanding anything to the contrary contained herein, and subject to the conditions set forth in Section 13.2(a) above, the Subscriber agrees not to Transfer any of the Notes prior to the Maturity Date.

13.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

13.4 Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal action, suit or proceeding concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective Affiliates, directors, officers, shareholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith, and hereby irrevocably waives, and agrees not to assert in any action, suit or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such action, suit or proceeding is improper or is an inconvenient venue for such proceeding.

13.5 WAIVER OF JURY TRIAL. IN ANY ACTION, SUIT, OR PROCEEDING IN ANY JURISDICTION BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY, THE PARTIES EACH KNOWINGLY AND INTENTIONALLY, TO THE GREATEST EXTENT PERMITTED BY APPLICABLE LAW, HEREBY ABSOLUTELY, UNCONDITIONALLY, IRREVOCABLY AND EXPRESSLY WAIVES FOREVER TRIAL BY JURY.

13.6 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

13.7 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

13.8 Notices. All notices and other communications given or made pursuant to this Agreement, the Notes or the Warrant issuable upon Conversion shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) upon personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next business day, or (c) five business days after having been sent by an internationally recognized overnight courier. All communications shall be sent to the respective parties at the following physical or e-mail addresses (or to such other physical and e-mail address as a party may have specified by notice pursuant to this provision):

(a) if to the Company:

Procaps Group, S.A.

9 Rue de Bitbourg

L-1273 Luxembourg

Grand Duchy of Luxembourg

Attention: Jose Antonio Vieira and Melissa Angelini

E-mail: jvieira@procapsgroup.com; mangelini@procapsgroup.com

With a copy (without constituting notice) to:

Greenberg Traurig, P.A.

333 S.E. 2nd Avenue, Suite 4400

Miami, Florida 33131

Attention: Antonio Peña

Email: Antonio@gtlaw.com

(b) if to the Subscriber, to physical or e-mail address set forth on the Subscriber’s signature pages hereto.

13.9 Fees and Expenses. Except as expressly set forth in this Agreement and the other Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

13.10 Currency. All references to “dollars,” “U.S. dollars” or “$” in this Agreement or any other Transaction Document refer to United States dollars, which is the currency used for all purposes in this Agreement and any other Transaction Document.

13.11 Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the Subscriber.

13.12 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

13.13 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or to any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, consent or approval of any kind on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

13.14 Entire Agreement. This Agreement and the other Transaction Documents constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Secured Convertible Note Subscription Agreement as of the date first written above.

COMPANY:

Procaps Group, S.A.

By:	/s/ José Antonio Toledo Viera
Name:	José Antonio Toledo Viera
Title:	Chief Executive Officer

(Signature Page to Secured Convertible Note Subscription Agreement of Procaps Group, S.A.)

IN WITNESS WHEREOF, the parties have executed this Secured Convertible Note Subscription Agreement as of the date first written above.

SUBSCRIBER:

Hoche Partners Pharma Holding S.A.

By:	/s/ Diogo Magalhães
Name:	Diogo Magalhães
Title:	Manager

Address:	58 rue Charles Martel
L-2134 Luxembourg

E-mail:

(Signature Page to Secured Convertible Note Subscription Agreement of Procaps Group, S.A.)

EXHIBIT A

Form of Secured Convertible Note

[see attached]

EXHIBIT B

FORM OF PLEDGE AGREEMENT

[see attached]

EXHIBIT C

FORM OF WARRANT

[see attached]

EXHIBIT D

SUBSCRIPTION and Conversion Form

[see attached]

Schedule 6.8

Company Subsidiaries

Subsidiary Name	Jurisdiction	Percentage Owned
1) Procaps S.A.	Colombia	Inversiones Ganeden SAS Industrias Kadima SAS Inversiones Jades SAS Inversiones Crynseen SAS Inversiones Henia SAS Allophane Holdings SL	7.33% 7.33% 7.33% 14.83% 36.35% 26.82%
2) Pharmayect S.A.	Colombia	Inversiones Ganeden SAS Inversiones Jades SAS Industrias Kadima SAS Inversiones Crynseen SAS Inversiones Henia SAS	9.50% 9.50% 9.50% 26.2% 45.23%
3) C.I. Procaps S.A.	Colombia	Inversiones Ganeden SAS Inversiones Jades SAS Industrias Kadima SAS Inversiones Crynseen SAS Inversiones Henia SAS	9.98% 9.98% 9.98% 22.4% 47.64%
4) Funtrition S.A.S	Colombia	Procaps S.A.	100%
5) Crynssen Pharma S.A.S.	Colombia	Colmed LTDA. Procaps S.A.	51% 49%
6) Crynssen Pharma Group Ltd	Malta	Procaps Group, S.A.	100%
7) Colbras Industria e Comercio Ltda.	Brazil	Unimed Farmaceutica Holding SL Allophane Holdings SL	50% 50%
8) Procaps S.A de C.V. (antes Laboratorios Lopez S.A. de C.V.)	El Salvador	Procaps S.A. Inversiones Crynseen SAS	99% 1%
9) Biokemical S.A. de C.V.	El Salvador	Procaps S.A. de C.V. Inversiones Henia SAS	99% 1%
10) Diabetrics Healthcare S.A.S.	Colombia	Procaps S.A.	100%
11) Diabetrics Healthcare S.A de CV	Mexico	Allophane Holdings SL Unimed Farmaceutica Holding SL	50% 50%
12) Sofgen Pharmaceuticals LLC	USA	Sofgen Pharma LLC	100%
13) Colmed Ltda	Colombia	Inversiones Ganeden SAS Industrias Kadima SAS Inversiones Jades SAS	34% 33% 33%
14) Rymco Medical SAS	Colombia	Inversiones Henia SAS	100%
15) Inversiones Crynseen SAS	Colombia	Inversiones Ganeden SAS Industrias Kadima SAS Inversiones Jades SAS	33,33% 33,33% 33,33%
16) Inversiones Henia SAS	Colombia	Industrias Kadima SAS Inversiones Ganeden SAS Inversiones Jades SAS	33% 34% 33%
17) Inversiones Ganeden SAS	Colombia	Allophane Holdings SL	100%
18) Inversiones Jades SAS	Colombia	Allophane Holdings SL	100%
19) Industrias Kadima SAS	Colombia	Allophane Holdings SL	100%
20) Roddome Pharmaceutical SA	Ecuador	Allophane Holdings SL Unimed Farmaceutica Holding SL	95% 5%

21) Unimed del Perú SA	Peru	Crynssen Pharma Group Ltd Procaps Group, S.A.	99.67% 0.33%
22) CDI SA	Guatemala	Procaps SA Inversiones Crynseen SAS	99% 1%
23) Pharmarketing SA	Panama	Allophane Holdings SL Unimed Farmaceutica Holding SL	59.89% 40.11%
24) Pharmarketing Dominicana SRL	Dominican Republic	Unimed Farmaceutica Holding SL Allophane Holdings SL	99.90% 0.10%
25) Pharmarketing Costa Rica SA	Costa Rica	Pharmarketing SA Crynssen Pharma Group Ltd	50% 50%
26) CDI SA	Nicaragua	Procaps SA Inversiones Crynseen SAS	99% 1%
27) Allophane Holdings SL	Spain	Crynssen Pharma Group Ltd	100%
28) Unimed Farmaceutica Holding SL	Spain	Crynssen Pharma Group Ltd	100%
29) Sofgen Pharma LLC	USA	Crynssen Pharma Group Ltd	100%
30) Funtrition LLC	USA	Sofgen Pharma LLC	100%
31) Pharminter GmbH	Switzerland	Unimed Farmaceutica Holding SL	100%
32) Horslig GmbH	Switzerland	Unimed Farmaceutica Holding SL	100%
33) DBM International CV	Netherlands	Avisol Investments Hadwen International Ltd	99% 1%
34) Avisol Investments	British Virgin Islands	Hadwen International Ltd	100%
35) Union Acquisition Corp II	Cayman Islands	Crynssen Pharma Group Ltd	100%
36) Hadwen International Ltd	British Virgin Islands	Crynssen Pharma Group Ltd	100%
37) Procaps Paraguay SA	Paraguay	Allophane Holdings SL Unimed Farmaceutica Holding SL	50% 50%
38) Novagel Pharma GmbH (antes Pharminter Health Gmbh)	Switzerland	Unimed Farmaceutica Holding SL	100%